[Cooley Letterhead]

VIA EDGAR

April 29, 2009

Mark P. Shuman
Branch Chief – Legal
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	iPass Inc.
Preliminary Proxy Statement on Schedule 14A filed April 17, 2009
File No. 0-50327

Ladies and Gentlemen:

On behalf of iPass Inc. (“iPass” or the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 27, 2009, with respect to the preliminary proxy statement referenced above (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Schedule 14A

Questions and Answers About this Proxy Material and Voting

Will there be a proxy contest for the election of directors at the Annual Meeting?, page 4

1. We refer to the following statement:  “We believe that the current Board, with its breadth of relevant and diverse experience, represents the best interests of our stockholders and that the three directors nominated by the Board should be re-elected.”  The terms “current” and “re-elected” may give readers the impression that all three of the company’s nominees are currently members of the board, but it appears that one of your nominees, Mr. Majteles, is not currently a director.  Please revise as appropriate, or advise.

We have revised the disclosure in response to the comment.

2. We note your statement here that you do not endorse the Foxhill Nominees.  Please revise the proxy statement to explain the basis for your recommendation.  Either here or in an appropriate section elsewhere in the proxy statement, include a detailed description of the contacts you have had with Foxhill during the time period leading up to this solicitation.

We have revised the disclosure on page 4 in response to the first sentence of the comment.  In addition, we have added the section “Background to the Solicitation” in response to the second sentence of the comment.

Who is paying for this proxy solicitation?, page 6

3. You state that your directors and employees may solicit proxies in person, by telephone, or by other means of communication.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Pease confirm your understanding.

We confirm that this is the Company’s understanding.

Can I change my vote after submitting my proxy?

4. We note the disclosure that a shareholder may revoke a proxy by submitting another white proxy card with a later date.  Revise to clarify that a later-dated gold proxy card submitted to Foxhill would also revoke a prior proxy granted to the company.

We have revised the disclosure in response to the comment.

Proposal 1 – Election of Directors, page 9

General

5. Please disclose, if true, that each of the nominees named in your proxy statement has consented to being named in the proxy statement and to serve as a director of the company, if elected.  See Rule 14a-4(d).

We have revised the disclosure in response to the comment.

6. The biographical information provided for Mr. Kaplan does not disclose his business experience from January 2008 to November 2008.  In addition, the information provided for Mr. Clapman does not clearly disclose his business experience subsequent to July 2005.  Please revise your disclosure to provide this information, or advise.

We have revised the disclosure in response to the comment.

Compensation Committee, page 12

7. You refer in this section to the “Chairman and Chief Executive Officer” as one person.  However, disclosure on page 26 of the proxy statement states that the company has split the roles of the Chairman and Chief Executive Officer.  Please revise your disclosure as appropriate.

We have revised the disclosure in response to the comment.

Proposal 3 – Amendment to Certificate of Incorporation to Declassify Board of Directors

8. Please state the reason(s) for your proposal to amend your certificate of incorporation to declassify the board.  See Item 19 of Schedule 14A.  In addition, describe the potential impact of this change going forward.  For example, it could presumably allow a third party to gain a majority of the board seats in a single election, which in turn could trigger existing or future “change in control” payments to company executives.  Please discuss these and any other potential effects of the change.

We have revised the disclosure in response to the comment.

9. See our comment above regarding the need to provide background disclosure about contacts with Foxhill leading up to this solicitation.  In this regard, we note the disclosure in the forepart of the revised preliminary proxy statement filed by Foxhill on April 22, 2009 concerning certain contracts between Foxhill and the company relating to Foxhill’s and the company’s respective proposals to declassify the board.  Please revise to discuss any material contacts here and to discuss whether you are including this proposal or taking action to declassify the board as a result of the contacts with Foxhill.

We have revised the disclosure in response to the comment.

Security Ownership of Certain Beneficial Owners and Management, page 20

10. Please revise the table to provide beneficial ownership information as of the most recent practicable date, to the extent known by the company.  See Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.  For example, please revise to reflect the information contained on the Schedule 13D filed on April 8, 2009, by Foxhill Opportunity Master Fund, L.P. and its affiliates, and any further amendments filed by those entities.

We have revised the table to include the filing by Foxhill Opportunity Master Fund, L.P. and its affiliates on April 8, 2009.

Form of Proxy Card

11. Please revise the form of proxy to clearly mark it as a “Preliminary Copy.”  Refer to Rule 14a-6(e)(1).

In response to the Staff’s comment, the Company has revised the form of Proxy.

* * * *

In addition, iPass acknowledges:

•	iPass is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	iPass may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 843-5191, or Heather Rosmarin at (650) 843-5559, if you have any questions or if we can provide any additional information.

Sincerely,

Cooley Godward Kronish LLP

By:  /s/ Brett D. White
    Brett D. White

cc:	David Tauber, General Counsel and Secretary, iPass, Inc.
Timothy J. Moore, Cooley Godward Kronish LLP
Heather Rosmarin, Cooley Godward Kronish LLP